Exhibit 99.1

FENNEC PROVIDES CORPORATE UPDATE AND ANNOUNCES SECOND QUARTER 2017 RESULTS

•	SIOPEL 6 Results expected Q4 2017
•	$7.6 million financing led by VENBIO Select Advisor in June 2017

Research Triangle Park, NC, August 11, 2017 – Fennec Pharmaceuticals Inc. (TSX: FRX, OTCQB: FENCF), a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported its corporate update and financial results for the second quarter ended June 30, 2017.

“As we look forward to the second half of 2017, the pending SIOPEL 6 results have the potential to mark a significant milestone for the Company as we continue our commitment towards serving an unmet medical need for pediatric patients with cisplatin chemotherapy ," stated Rosty Raykov, CEO of Fennec. “We are pleased to have completed the $7.6 million financing which ensures that the Company has the financial flexibility to continue to focus on our internal plan for the preparation of regulatory submissions pending favorable SIOPEL 6 results."

Development Milestones for 2017:

•	Final results from SIOPEL 6 in Q4 2017
•	Preparation for NDA/MAA submissions
•	Plan for commercialization

Upcoming Investor Events:

•	2017 Wedbush PacGrow Healthcare Conference - Rosty Raykov, CEO of Fennec, will provide an overview of the Company's business on Wednesday, August 16 at 1:55 pm at the 2017 Wedbush PacGrow Healthcare Conference being held in New York City. The Fennec presentation will be webcast live and can be accessed by visiting the investors relations sections of the Company’s website at http://fennecpharma.com/investors/presentations-events/ . A replay of the presentation will also be available and archived on the site for ninety days.
•	Rodman & Renshaw 19th Annual Global Investment Conference - Rosty Raykov, CEO of Fennec, will provide an overview of the Company's business at the Rodman & Renshaw 19th Annual Global Investment Conference being held in New York City from September 10-12. The Fennec presentation will be webcast live on Tuesday, September 12 at 12:30 through 12:55 pm, and can be accessed by visiting the investors relations sections of the Company’s website at http://fennecpharma.com/investors/presentations-events/ . A replay of the presentation will also be available and archived on the site for ninety days.

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete interim unaudited consolidated financial statements for the period ended June 30, 2017 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Interim Unaudited Condensed Statement of Operations

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended		Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Revenue	$-	$-	$-	$-
Operating expenses:
Research and development	333	139	558	186
General and administrative	1,146	568	1,692	975
Loss from operations	(1,479)	(707)	(2,250)	(1,161)
Other:
Unrealized gain on derivatives	(120)	(17)	(157)	26
Other loss	(4)	(3)	(5)	(12)
Interest income and other	5	3	8	3
Total other, net	(119)	(17)	(154)	17
Net loss and total comprehensive loss	$(1,598)	$(724)	$(2,404)	$(1,144)
Basic net loss per common share	$(0.11)	$(0.06)	$(0.17)	$(0.10)
Diluted net loss per common share	$(0.11)	$(0.06)	$(0.17)	$(0.10)
Weighted-average number of common shares outstanding, basic	14,192	12,813	13,917	11,873
Weighted-average number of common shares outstanding, diluted	14,192	12,813	13,917	11,873

Total research and development expenses were up by $372 for the six months ended June 30, 2017 over the same period in 2016. This increase relates primarily to drug manufacturing activities and preparations for registration batches pending a favorable release of the SIOPEL 6 results expected in late 2017. General and administrative costs increased over the prior year in the same period primarily due to the issuance of equity based compensation.

Changes in the valuation of derivative liabilities are primarily driven by volatility in the Company’s share price. The increase in the Company’s share price has caused a significant fluctuation in the value of the derivative liabilities on our books. The result has been a $183 increase in non-cash loss on derivative valuation for the six-months ended June 30, 2017 over the same period in 2016.

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)

	June 30, 2017	December 31, 2016
Assets
Cash and cash equivalents	$10,232	$3,926
Other current assets	27	46
Total Assets	$10,259	$3,972

Liabilities and stockholders’ equity
Current liabilities	$390	$369
Derivative liabilities	190	33
Total stockholders’ equity	9,679	3,570
Total liabilities and stockholders’ equity	$10,259	$3,972

At June 30, 2017, the Company had working capital balance totaling approximately $9.9 million compared to $3.6 million as of December 31, 2016.

Working Capital

Selected Asset and Liability Data:

(U.S. Dollars in thousands)

	Three Months Ended
	June 30, 2017	December 31, 2016
Cash and cash equivalents	$10,232	$3,926
Other current assets	27	46
Current liabilities excluding derivative liability	(390)	(369)
Working capital	$9,869	$3,603

Selected Equity:
Common stock	$82,277	$74,515
Accumulated deficit	(116,726)	(114,322)
Stockholders’ equity	9,679	3,570

Cash and cash equivalents were $10,232 at June 30, 2017 and $3,926 at December 31, 2016. The increase in cash and cash equivalents between June 30, 2017 and December 31, 2016 is primarily due to cash received from the completion of an equity financing in June 2017 and exercise of various warrants and options. These increases in cash were offset by cash spent on research and development and general and administrative activities. The Company received $7,571 net of issuance costs from the equity financing and $98 from the exercise of options. The Company issued a total of 1,986 shares as a result of these activities.

Dollar and shares in thousands	Three Months Ended June 30,		Six Months Ended June 30,
Selected cash flow data:	2017	2016	2017	2016
Net cash used in operating activities	(688)	(470)	(1,363)	(969)
Net cash provided by investing activities	-	-	-	-
Net cash provided by financing activities	7,669	5,006	7,669	5,108
Increase in cash and cash equivalents	6,981	4,536	6,306	4,139

Net cash used in operating activities for the three months ended June 30, 2017 was $688, as compared to $470 during the same period in 2016. This increase in cash outlays relates to ongoing STS Phase III trial costs and product development in preparation for the SIOPEL 6 results in the fourth quarter of 2017. Net cash provided by financing activities for the three months ended June 30, 2017 was $7,669 compared to $5,006 for the three months ended June 30, 2016. The $7,669 of net financing cash represents $7,571 net proceeds from the receipt of equity financing and $98 from the exercise of options to purchase 86 common shares. For the same three-month period in 2016, the Company received $5,000 in cash from the receipt of equity financing and $6 as a result of the exercise of 4 options. Total increase in cash and cash equivalents was $6,981 for the three months ended June 30, 2017 as opposed to an increase of $4,536 over the same period in 2016.

Forward looking statements

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including such risks that regulatory and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, the proposed sale to Elion may not be completed and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2016. Fennec Pharmaceuticals, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

About Sodium Thiosulfate (STS)

Cisplatin and other platinum compounds are essential chemotherapeutic components for many pediatric malignancies.  Unfortunately, platinum-based therapies cause ototoxicity in many patients, and are particularly harmful to the survivors of pediatric cancer.

In the U.S. and Europe there is estimated that over 7,000 children are diagnosed with local cancers that may receive platinum based chemotherapy. Localized cancers that receive platinum agents may have overall survival rates of greater than 80% further emphasizing the quality of life after treatment. The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

STS has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. Both studies are closed to recruitment. The COG ACCL0431 protocol enrolled one of five childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.  SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals, Inc., is a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients. STS has received Orphan Drug Designation in the US in this setting. For more information, please visit www.fennecpharma.com.

For further information, please contact:

Rosty Raykov

Chief Executive Officer

Fennec Pharmaceuticals Inc.

T: (919) 636-5144